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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
and Information Pursuant to Section 14(f) of the
Securities Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company)

DIGITAL ISLAND, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25385N 10 1
(CUSIP Number of Class of Securities)

Ruann F. Ernst
Chief Executive Officer and President
Digital Island, Inc.
45 Fremont Street, 12th Floor
San Francisco, California 94105
Telephone: (415) 738-4100
Facsimile: (415) 738-4141
with copies to:

Curtis L. Mo, Esq.
Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, California 94303
Telephone: (650) 424-0160
Facsimile: (650) 496-2885

and

Eric Simonson, Esq.
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, New York, 10019
Telephone: (212) 581-1600
Facsimile: (212) 586-7878

(Names, Addresses and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 21, 2001 (the "Schedule 14D-9"), by Digital Island, Inc., a Delaware corporation, relating to the tender offer commenced by Dali Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Cable and Wireless plc, a public limited company organized and existing under the laws of England, to purchase all of the outstanding shares of our common stock, $0.001 par value, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2001, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated May 21, 2001, filed with the Securities and Exchange Commission. The purpose of this Amendment No. 1 is to amend Items 8 and 9 of the Schedule 14D-9 as set forth below. All capitalized terms not defined herein are used as defined in the Schedule 14D-9.

Item 8.  Additional Information.

    Item 8 of the Schedule 14D-9 we filed on May 21, 2001, is amended and supplemented with the following information:

    On May 30, 2001, we were informed by the Federal Trade Commission that early termination of the waiting period (the "Early Termination") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") has been granted with respect to the proposed transaction.

    Attached and incorporated by reference in its entirety as Exhibit 8.1 is a copy of the joint press release, dated May 31, 2001, announcing the Early Termination under the HSR Act.

Item 9.  Exhibits.

    Item 9 of Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description
8.1	Joint press release, issued on May 31, 2001, by Cable and Wireless plc and Digital Island, Inc.

Signature

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2001

DIGITAL ISLAND, INC.
By:	/s/ RUANN F. ERNST Ruann F. Ernst Chief Executive Officer, President and Director

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